UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Rosetta Stone Inc.

(Name of Subject Company)

Rosetta Stone Inc.

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.00005 Per Share

(Title of Class of Securities)

CUSIP 777780107

(CUSIP Number of Class of Securities)

Sean Klein

General Counsel & Secretary

1621 North Kent St., Suite 1200

Arlington, Virginia 22209

703-387-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Lillian Tsu

Tiffany Posil

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

(212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2020 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Rosetta Stone Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Empower Merger Sub Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Cambium Holding Corp., a Delaware corporation (“Parent”), which is a portfolio company of The Veritas Capital Fund VI, L.P., a Delaware limited partnership, disclosed in the Tender Offer Statement on Schedule TO, filed by Acquisition Sub and Parent with the SEC on September 15, 2020, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.00005 per share, of the Company at a purchase price of $30.00 per share, net to the holder in cash, net of applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 15, 2020, and in the related Letter of Transmittal.

As previously disclosed, subsequent to the Company filing the Schedule 14D-9 with the SEC, one complaint was filed by a putative stockholder of the Company in the U.S. District Court for the District of Delaware: Wang v. Rosetta Stone Inc., et al., Case No. 1:20-cv-01237 (D. Del. filed Sept. 16, 2020), and one complaint was filed by a putative stockholder of the Company on behalf of a putative class of the Company’s public stockholders in the U.S. District Court for the District of Delaware: Curtis v. Rosetta Stone Inc., et al., Case No. 1:20-cv-01288 (D. Del. filed Sept. 24, 2020). A complaint was also filed by a putative stockholder of the Company in the U.S. District Court for the Southern District of New York: Messinger v. Rosetta Stone Inc., et al., Case No. 1:20-cv-07661 (S.D.N.Y. filed Sept. 17, 2020). In addition, a complaint was filed by a putative stockholder of the Company in the Supreme Court of the State of New York in the County of New York on behalf of a putative class of the Company’s public stockholders: Harrison v. Rosetta Stone Inc., et al., Index No. 654635/2020 (Sup. Ct., N.Y. Cnty. filed Sept. 23, 2020). As disclosed in this Amendment, a complaint was also filed by a putative stockholder of the Company in the U.S. District Court for the Eastern District of New York: Price v. Rosetta Stone Inc., et al., Case No. 1:20-cv-04641 (E.D.N.Y. filed Sept. 30, 2020). In addition, a complaint was filed by a putative stockholder of the Company in the U.S. District Court for the Southern District of New York: Edelman v. Rosetta Stone Inc., et al., Case No. 1:20-cv-8210 (S.D.N.Y. filed Oct. 2, 2020). All six complaints name as defendants the Company and the individual members of the Company’s Board. In addition, the Curtis complaint further names Parent and Acquisition Sub as defendants.

The Company believes that these complaints lack merit. While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, to moot certain of the plaintiffs’ disclosure claims in the Wang, Curtis, Messinger, Harrison, Price and Edelman actions, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, the Company has determined to supplement the Schedule 14D-9 with the disclosures set forth in Item 4 below. Nothing in the below disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, the Company denies all allegations in the complaints that any additional disclosure was or is required.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

The text below that is bolded and underlined is new language that has been added to the Schedule 14D-9 by this Amendment No. 4.

Item 4.	Solicitation and Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph on page 20 under the subsection entitled “ —Background of the Offer” in its entirety with the following:

“On June 8, 2020, directors Laurence Franklin and Steven Yankovich and the Company’s General Counsel and Secretary, Sean Klein, held a telephonic meeting with representatives of Voss Capital to discuss the letter the Company received from Voss Capital on May 21, 2020. During this meeting, representatives of Voss Capital reiterated, among other things, their recommendation that the Board explore a sale of the Company, but they did not threaten a proxy contest. The Company’s representatives did not comment on the paused strategic alternatives process during the meeting.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph on page 22 under the subsection entitled “ —Background of the Offer” in its entirety with the following:

“On July 29, 2020, Goldman Sachs received an inquiry from a new strategic buyer, Party C, and entered into a confidentiality agreement with the Company on that same day. During the strategic alternatives process, thirty-seven potential purchasers entered into confidentiality agreements with the Company, thirty-six of which included customary standstill provisions with a term ranging from twelve to twenty-four months and one of which contained no standstill provision. All of the confidentiality agreements with standstill provisions included a provision prohibiting the potential purchaser or its affiliates from making any request that the Company waive the standstill provision. In certain agreements, the standstill restrictions would terminate automatically upon the acquisition of a certain percentage of the Company’s equity securities or total assets, or upon entry into an agreement providing for such an acquisition, and in one agreement, the standstill restrictions would terminate automatically upon the Company’s entry into a merger agreement containing a go-shop provision.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph on page 32 under the subsection entitled “ —Opinion of the Company’s Financial Advisor—Implied Premia and Multiples Analysis” in its entirety with the following:

“In addition, Goldman Sachs calculated the implied equity value of the Company by multiplying the $30.00 per Share price to be paid to holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement by the total number of fully diluted Shares as of August 21, 2020 (26,388,445), as provided by the Company’s management. Goldman Sachs then calculated the implied enterprise value of the Company by subtracting from the implied equity value the Company’s net cash as of June 30, 2020 ($(30) million), as derived from the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2020 (the “June 30 Form 10-Q”). Goldman Sachs then calculated the implied enterprise value of the Company as a multiple of the Company’s estimated revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the fiscal years 2020 and 2021, as reflected in the August 2020 10-year Projections (as defined below under “ —Certain Company Forecasts”). The results of these calculations are as follows:”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the second full paragraph on page 33 under the subsection entitled “ —Opinion of the Company’s Financial Advisor—Illustrative Present Value of Future Share Price Analysis” in its entirety with the following:

“Goldman Sachs added estimated net cash of the Company as of December 31 of each of the fiscal years 2020 to 2022 to the Company’s enterprise values to derive equity values of the Company as of December 31 of each of the fiscal years 2020 to 2022, and divided the resulting equity values by the Company’s projected fully diluted weighted average shares outstanding as provided by the Company’s management, for each of the fiscal years 2020, 2021 and 2022 of 26.6 million Shares, 27.2 million Shares and 27.5 million Shares, respectively.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph on page 34 under the subsection entitled “ —Opinion of the Company’s Financial Advisor—Illustrative Discounted Cash Flow Analysis” in its entirety with the following:

“Using mid-year convention and discount rates ranging from 10.0% to 12.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2020 (i) estimates of unlevered free cash flow of the Company for the period from June 30, 2020 to December 31, 2029, as reflected in the August 2020 10-year Projections and (ii) a range of illustrative terminal values of the Company, which were calculated by applying perpetuity growth rates ranging from 1.75% to 2.75% to a terminal year estimate of the unlevered free cash flow to be generated by the Company of $77 million, as reflected in the August 2020 10-year Projections. Goldman Sachs derived such discount rates by application of CAPM, which requires certain company-specific inputs, including the Company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta of the Company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the August 2020 10-year Projections and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative present values of future cash flows of the Company by adding the ranges of present values it derived as described above. Goldman Sachs then added to the ranges of illustrative enterprise values it derived of the Company the net cash of the Company as of June 30, 2020 ($(30) million) as shown in the Company’s June 30 Form 10-Q and the present value of the Company’s net operating loss tax attributes (“NOLs”), based on the Company’s NOL balance as of June 30, 2020 as shown in the Company’s June 30 Form 10-Q, to derive ranges of illustrative equity values of the Company. Goldman Sachs then divided the ranges of illustrative equity values it derived by the number of fully diluted Shares outstanding as of August 21, 2020 (26,388,445), as provided by the Company’s management, to derive a range of illustrative present values of $21.07 to $28.96 per Share.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph on page 35 under the subsection entitled “ —Opinion of the Company’s Financial Advisor—Premia Analysis” in its entirety with the following:

“Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for 178 all-cash acquisition transactions announced from January 1, 2015 to August 28, 2020 involving a public company in the global technology industry as the target where the disclosed enterprise values for the transaction was $250 million or greater, excluding transactions with a negative acquisition premium. Goldman Sachs reviewed these transactions because their transaction values are comparable to the value of the aggregate consideration to be paid to the holders of the Shares (other than Parent and its affiliates) pursuant to the Merger Agreement, the targets, like the Company, are public companies in the same industry as the Company and the transactions were all-cash acquisitions similar to the proposed transaction. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis indicated a median premium of 28% across the period. This analysis also indicated a 25th percentile premium of 17% and a 75th percentile premium of 45% across the period. Using this analysis and Goldman Sachs’ professional judgment and experience, Goldman Sachs applied a reference range of illustrative premiums of 17% to 45% to the undisturbed closing price per Share of $16.00 as of July 16, 2020, the last completed trading day before a media report was published speculating the possibility that the Company was exploring a sale process, and calculated a range of implied equity values of $18.78 to $23.17 per Share.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the subsection entitled “ —Legal Proceedings” in its entirety as follows:

“On September 16, 2020, a putative stockholder lawsuit captioned Wang v. Rosetta Stone Inc., et al., Case No. 1:20-cv-01237 (D. Del. filed Sept. 16, 2020), was filed against the Company and members of the Company’s Board in the U.S. District Court for the District of Delaware. On September 17, 2020, a putative stockholder lawsuit captioned Messinger v. Rosetta Stone Inc., et al., Case No. 1:20-cv-07661 (S.D.N.Y. filed Sept. 17, 2020), was filed against the Company and members of the Company’s Board in the U.S. District Court for the Southern District of New York. On September 23, 2020, a putative class action lawsuit captioned Harrison v. Rosetta Stone Inc., et al., Index No. 654635/2020 (Sup. Ct., N.Y. Cnty. filed Sept. 23, 2020), was filed against the Company and members of the Company’s Board in the Supreme Court of the State of New York in the County of New York. On September 24, 2020, a putative class action lawsuit captioned Curtis v. Rosetta Stone Inc., et al., Case No. 1:20-cv-01288 (D. Del. filed Sept. 24, 2020), was filed against the Company, members of the Company’s Board, Parent and Acquisition Sub in the U.S. District Court for the District of Delaware. On September 30, 2020, a putative stockholder lawsuit captioned Price v. Rosetta Stone Inc., et al., Case No. 1:20-cv-04641 (E.D.N.Y. filed Sept. 30, 2020), was filed against the Company and members of the Company’s Board in the U.S. District Court for the Eastern District of New York. On October 2, 2020, a putative stockholder lawsuit captioned Edelman v. Rosetta Stone Inc., et al., Case No. 1:20-cv-8210 (S.D.N.Y. filed Oct. 2, 2020), was filed against the Company and members of the Company’s Board in the U.S. District Court for the Southern District of New York. All six lawsuits allege that the Company’s Schedule 14D-9 omits certain material information necessary for stockholders to make an informed decision whether to tender their shares, with respect to the financial data, inputs and assumptions underlying Goldman Sachs’ opinion, and various details in the section of the Schedule 14D-9 entitled “ —Background of the Offer.” Plaintiffs in the Wang, Messinger, Curtis, Price and Edelman actions assert claims under the federal securities laws and the rules promulgated thereunder. Plaintiffs in the Messinger and Harrison actions allege that the members of the Company’s Board breached their fiduciary duties in connection with the Transactions. As relief, plaintiffs seek, among other things, to enjoin the Transactions from closing until additional allegedly material information is disclosed or, in the alternative, rescission (or rescissory damages) if the Transactions close, as well as an award of their costs and disbursements, including reasonable attorneys’ fees. We believe that plaintiffs’ allegations lack merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rosetta Stone Inc.

Dated: October 5, 2020	By:	/s/ A. John Hass III
	Name:	A. John Hass III
	Title:	Chief Executive Officer and Chairman of the Board of Directors